UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

iRhythm Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37918	20-8149544
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

699 8th Street, Suite 600
San Francisco, California 94103
(Address of principal executive offices) (Zip code)

Quentin S. Blackford
Chief Executive Officer
(415) 632-5700
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure
A copy of the Conflict Minerals Report of iRhythm Technologies Inc. (“iRhythm”) for the reporting period January 1, 2023 to December 31, 2023 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at iRhythm’s website at https://investors.irhythmtech.com/financials/sec-filings.

Item 1.02. Exhibit.
iRhythm has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01. Exhibits.
The following exhibit is filed as part of this report on Form SD:

Exhibit Number	Description of Document
1.01	iRhythm Technologies, Inc. Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IRHYTHM TECHNOLOGIES, INC.

Date: May 29, 2024	By:	/s/ Quentin S. Blackford
	Name:	Quentin S. Blackford
	Title:	Chief Executive Officer